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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)


Sandy Corporation
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
800296105
(CUSIP Number)
Steven A. Cohen, 520 Madison Avenue - 7th Floor, New York, New York 10022 (212) 826-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to allother provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 800296105


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
S.A.C. Capital Management, L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
None

8 SHARED VOTING POWER
None

9 SOLE DISPOSITIVE POWER
None

10 SHARED DISPOSITIVE POWER
None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14 TYPE OF REPORTING PERSON*
PN


SCHEDULE 13D

CUSIP No. 800296105


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Steven A. Cohen

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]
(b)  [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*

N/A
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
None

8 SHARED VOTING POWER
None

9 SOLE DISPOSITIVE POWER
None

10 SHARED DISPOSITIVE POWER
None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14 TYPE OF REPORTING PERSON*
IN


SCHEDULE 13D


CUSIP No. 810296105


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
S.A.C. Investments, L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
None

8 SHARED VOTING POWER
None

9 SOLE DISPOSITIVE POWER
None

10 SHARED DISPOSITIVE POWER
None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14 TYPE OF REPORTING PERSON*
PN


Item 1. Security and Issuer

The Schedule 13D filed April 5, 1995, by Steven A. Cohen ("Mr. Cohen"), with respect to the Common Stock, $0.01 par value per share (the "Shares") of Sandy Corporation, a Michigan corporation (the "Company"), and amended April 11, 1995, by Mr. Cohen and S.A.C. Capital Management, L.P. ("Capital Management") and amended January 5, 1996 by Mr. Cohen, Capital Management and S.A.C. Investments, L.P. ("Investments," and together with Capital Management and Mr. Cohen, the "Reporting Persons") is hereby amended as set forth below.

Item 2. Identity and Background

No amendment.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

Item 4 is hereby amended as follows: On January 4, 1996, the Company was acquired by Automatic Data Processing, Inc. ("ADP") through a merger (the "Merger") with ADP Mergerco, Inc. ("Mergerco"), a wholly owned subsidiary of ADP. Pursuant to the Agreement and Plan of Merger dated August 22, 1995, by and among the Company, ADP and Mergerco, holders of Shares received shares of common stock of ADP in the Merger. The Merger resulted in the Company ceasing to exist as a separate entity. Consequently the Company does not have any outstanding shares and is no longer a reporting company (as defined in the Securities Exchange Act of 1934). The Reporting Persons have no plans or proposals which relate to or would result in any of the actions set forth in parts
(a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

(a) - (d) Not applicable.

(e) The Reporting Persons ceased to be beneficial owners of more than 5% of the Shares on January 4, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7. Material to be Filed as Exhibits

No exhibits are required to be filed.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 1996

/s/ STEVEN A. COHEN
--------------------------
Steven A. Cohen

S.A.C. Capital Management L.P.

By:  S.A.C. Capital Management, LLC, Its General Partner

By:  /s/ STEVEN A. COHEN
     --------------------------
     Steven A. Cohen, Managing Member


S.A.C. Investments, L.P.

By: S.A.C. Capital Management, LLC, Its General Partner

By:  /s/ STEVEN A. COHEN
     ---------------------------
     Steven A. Cohen, Managing Member